SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

June 21, 2005 TSX-VENTURE: SBX

Vancouver Island “Wind-Hydro” Integration Offers Reliable Power Solution

Sea Breeze Power Corp. is pleased to announce that installation of utility-scale wind energy on northern Vancouver Island, combined with the Island’s existing hydroelectric storage capacity, could deliver solid reliability to the Island by 2007.

In many regions of the world, notably in northern Europe, and more recently in Quebec and Manitoba, the integration of wind power with the storage capability of large hydroelectric reservoirs has been recognized as a highly efficient use of both resources, enhancing security of the local power supply and enabling reduction of greenhouse gas emissions from fossil fuel plants.

Denmark, for example, presently draws approximately 29% of its electricity requirements from the wind, by integrating its wind resources with the hydroelectric dams of Norway and Sweden. Quebec and Manitoba, each in the process of introducing approximately 1000 MW of wind power to their respective provincial grids, also have large hydroelectric storage capabilities comparable to British Columbia.

The flexibility of hydro reservoirs to respond quickly to fluctuations in the hourly demand for electricity makes them an ideal complement to wind power, which, while very predictable on an annual basis, is intermittent on a short term basis.

Industry practice is to utilize the wind generated electricity when it is available, during which time the hydroelectric dams’ generators may be curtailed. This permits water reserves to build up within the reservoirs until needed, improving regional security of supply. When the wind stops blowing, the gates of the dams can be opened more widely, and power production through the dams’ generators increased by releasing more water.

On Vancouver Island alone, there are 458 megawatts of hydro capacity, which could be easily integrated with on-Island wind facilities. By “marrying” wind power to hydro dams, wind is easily and inexpensively upgraded into a “dispatchable” product, ensuring the availability of electricity “on demand”.

In September 2004, Sea Breeze Power Corp.’s proposed Knob Hill Wind Farm was issued provincial environmental approvals for up to 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. The Knob Hill Wind Farm is believed to be the largest single onshore wind farm development in the world to receive planning approval.

On another business front, also with positive implications for Vancouver Island, Sea Breeze Pacific Juan de Fuca Cable, LP (“Sea Breeze Pacific” – a 49.75 % owned subsidiary of Sea Breeze Power Corp.), is moving into the Vancouver Island public consultation phase for its Juan de Fuca Transmission Cable.

The cable, a submarine 40 kilometre, 540-megawatt “High Voltage Direct Current” (“HVDC Light™”) line between Victoria, British Columbia and Port Angeles, Washington State, is designed to deliver power from “south to north” as well as “north to south”, providing critical reliability for Vancouver Island and strengthening the grids on both sides of the border.

Technical studies for the Juan de Fuca Cable, being conducted by utilities on both sides of the border, are expected to be completed Fall, 2005. The line is scheduled to be operational by Fall, 2007.

For more information about Sea Breeze Power Corp., please visit us at http://www.SeaBreezePower.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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